Matthew T. Browne (858) 550-6045 mbrowne@cooley.com	VIA EDGAR
May 17, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	Cypress Bioscience, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 0-12943
Ladies and Gentlemen:
On behalf of Cypress Bioscience, Inc. (the “Company”), this letter is being transmitted in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 3, 2010 (collectively, the “Oral Comments”), with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”), (ii) Definitive Proxy Statement on Schedule 14A filed on April 30, 2009 and (iii) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “10-Q”). The Oral Comments from the Staff were received in response to the Company’s response letter dated March 23, 2010, responding to oral comments received from the Staff on March 16, 2010, responding to the Company’s response letter dated March 5, 2010, responding to the supplemental letter from the Commission sent to the Company on January 25, 2010, responding to the Company’s response letter dated November 20, 2009 which responded to the first letter from the Commission sent to the Company on November 2, 2009.
1. NDA Acceptance
The Company filed its New Drug Application (“NDA”) with the U.S. Food and Drug Administration (the “FDA”) in December 2007 and obtained acceptance of the NDA in February 2008. In connection with the NDA acceptance in February 2008, the Company received a $10.0 million milestone payment.
Submission of an NDA does not automatically trigger an NDA acceptance, and it is not uncommon in the pharmaceutical industry for an NDA to not be accepted due to incomplete sections, missing data or inability on the part of the FDA to access every section. During the period between the filing of the NDA in December 2007 and acceptance of the NDA in February 2008, the Company and its partner, Forest Laboratories, Inc. (“Forest”), responded to routine
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Mr. Jim B. Rosenberg
May 17, 2010
Page Two
inquiries from the FDA regarding the ability of the agency to open the electronic document and navigate the hyperlinks. Because the agency found the NDA as submitted was complete and included all required sections, the Company did not have to draft or provide any additional content. However, had the FDA found the milnacipran (Savella) NDA to be incomplete or requested additional information, the Company would have been obligated under its License and Collaboration Agreement with Forest to assist Forest in drafting incomplete or missing sections of the NDA, reviewing and providing comments on the NDA and mutually agreeing with Forest on the final content to be submitted to the FDA. Therefore due to the performance obligations between NDA filing and NDA acceptance, the Company considered the milestone related to NDA acceptance to be substantive.
The acceptance of the NDA did not trigger any future contractual obligations. Specifically, NDA acceptance did not trigger the contingent obligations under the arrangement (specifically, the obligation to reimburse Forest for a portion of the bulk API used for samples) because NDA filing and acceptance does not reasonably assure NDA approval and therefore, the contingent obligations were not considered probable based on the achievement of these milestones.
2. NDA Approval
In January 2009, the Company received approval from the FDA to market Savella for the management of fibromyalgia. Upon NDA approval, the Company received a $25.0 million milestone payment. Between acceptance of the NDA in February 2008 and NDA approval in January 2009, consistent with the obligations under the License and Collaboration Agreement between the Company and Forest, Forest was responsible for leading all meetings and responding to any and all inquiries from the FDA during the FDA’s review of the NDA, including both written and oral communications. The Company had a right but not an obligation to participate in conference calls between the FDA and Forest during this time period and elected to do so.
* * *
The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Mr. Jim B. Rosenberg
May 17, 2010
Page Three
Please contact me at (858) 550-6045 with any questions or further comments regarding the Company’s responses to the Staff’s comments.
Sincerely,
/s/ Matthew T. Browne
Matthew T. Browne, Esq.

cc:	Jay D. Kranzler, CEO, Cypress Bioscience, Inc.
Sabrina Martucci Johnson, EVP, COO and CFO, Cypress Bioscience, Inc.
Peter Posel, Controller, Cypress Bioscience, Inc.
Cypress Bioscience, Inc. Audit Committee
Cypress Bioscience, Inc. Compensation Committee
Jodi Hernandez, Ernst & Young LLP
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM